Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces New Project in Hengyang

NEW YORK, (MARKETWIRE) – May 31, 2013 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce new project in Hengyang, the PRC. The Company, through its subsidiary, has recently entered into an auction and has won the bidding of approximately 474,000 square meters of land in Hengyang, the PRC, following the signing of framework agreement with Hengyang Municipal Government of the PRC (“Hengyang Government”). The land acquired will be used to develop a trading platform in Hengyang (the “Project”).

“The planned site area of the Project is approximately 2.7 million square meters with corresponding maximum gross floor area of approximately 7.5 million square meters. The Project will include trading outlets and other supporting facilities such as exhibition, residential and commercial areas. The development duration is expected to take approximately 10 years for the entire project. We expect the Project will help fuel the growth of CNR. We focus on the delivery of highly gratifying and good results to all of our shareholders,” stated Sam Sio, Chairman of CNR. Mr. Sio continued, “Hengyang is a fast growing city in Hunan Province and has a population of over 7 million people. It is a leading transportation hub with water, railway and highway.”

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com